PART II

Item 7. Financial Statements

BeautyKind LLC

Financial Statements

January 31, 2016 and 2015

BeautyKind LLC

Table of Contents

January 31, 2016 and 2015

F-1

Report of Independent Registered Public Accounting Firm

To the Members

BeautyKind LLC

Culver City, California

We have audited the accompanying financial statements of BeautyKind LLC, which comprise the balance sheets as of January 31, 2016 and 2015 the related statements of operations, members’ equity and of cash flows for the year ended January 31, 2016 and the period from August 6, 2014 (date of inception) through January 31, 2015 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BeautyKind LLC as of January 31, 2016 and 2015 and the results of its operations and its cash flows for the year ended January 31, 2016 and the period from August 6, 2014 (date of inception) through January 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

VOGEL CPAs, PC

/s/ Vogel CPAs, PC

Certified Public Accountants

Dallas, Texas

May 3, 2016

F-2

BeautyKind LLC

Balance Sheets

January 31, 2016 and 2015

Assets
	2016	2015
Current assets:
Cash and cash equivalents	$1,953,499	$680,724
Accounts receivable	8,887	-
Inventory	977,728	187,515
Amounts due from members	95,117	-
Prepaids and other current assets	7,700	17,982

Total current assets	$3,042,931	$886,221

Property and equipment, net	153,326	24,606

Capialized software and website development costs,net	-	1,582,645

Notes receivable due from related party	1,948,361	-

Interest receivable due from related party	68,266	-

Deposits	23,345	23,200

Total assets	$5,236,229	$2,516,672

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$321,914	311,451
Accrued interest	139,178	-
Accrued expenses	28,231	25,390
Amounts due to members	50,000	118,269

Total current liabilities	$539,323	$455,110

Long-term debt	2,000,000	-

Members' equity:
Members' equity	$3,380,562	$2,061,562
Note receivable due from related party	(683,656)	-
	$2,696,906	$2,061,562

Total liabilities and members' equity	$5,236,229	$2,516,672

The accompanying notes are an integral part of these financial statements

F-3

BeautyKind LLC

Statements of Operations

For the Year Ended January 31, 2016 and the Period

from August 6, 2014 (date of inception) through January 31, 2015

	2016	2015

Revenues:
Product sales	$989,632	$28,053

Less new customer promotions	(703,393)	-

Net revenues	$286,239	$28,053

Cost of revenues	564,027	39,923

Gross margin	$(277,788)	$(11,870)

Selling, general and administrative expenses	3,886,115	2,333,508

Operating loss	$(4,163,903)	$(2,345,378)

Other income (expense)
Interest expense	$(139,178)	$-
Interest income	68,266	25

Total other income (expense)	$(70,912)	$25

Net loss before income taxes	$(4,234,815)	$(2,345,353)

Provision for income taxes	(1,965)	-

Net loss	$(4,236,780)	$(2,345,353)

The accompanying notes are an integral part of these financial statements

F-4

BeautyKind LLC

Statements of Members’ Equity

For the Year Ended January 31, 2016 and the Period

from August 6, 2014 (date of inception) through January 31, 2015

					Note receivable	Total
	Common Interests		Preferred Interests		due from	members'
	Units	Amount	Units	Amount	related party	equity

Balance at August 6, 2014 (date of inception)	-	$-	-	$-	$-	$-

Member contributions for common interests	8,611,032	159,456	-	-	-	159,456

Member contributions for preferred interests	-	-	2,822,232	4,247,459	-	4,247,459

Net loss for the period	-	(84,862)	-	(2,260,491)	-	(2,345,353)

Balance at January 31, 2015	8,611,032	$74,594	2,822,232	$1,986,968	$-	$2,061,562

Member non-cash contributions	-	24,737	-	658,919	-	683,656

Notes receivable due from related party	-	-	-	-	(683,656)	(683,656)

Preferred interest repurchased by Company	-	-	(16,601)	(25,000)	-	(25,000)

Member contributions for preferred interests	-	-	3,060,703	4,897,124	-	4,897,124

Net loss for the period	-	(72,807)	-	(4,163,973)	-	(4,236,780)

Balance at January 31, 2016	8,611,032	$26,524	5,866,334	$3,354,038	$(683,656)	$2,696,906

F-5

BeautyKind LLC

Statements of Cash Flows

For the Year Ended January 31, 2016 and the Period

from August 6, 2014 (date of inception) through January 31, 2015

	2016	2015

Operating activities:
Net loss	$(4,236,780)	$(2,345,353)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation of property and equipment	6,717	2,224
Amortization of capitalized softwareand website development costs	106,652	126,132
Costs funded by members in lieu of cash contributions	-	896,219
Changes in operating assets and liabilities:
Accounts receivable	(8,887)	-
Inventory	(790,213)	(187,515)
Prepaids and other current assets	10,282	(17,982)
Deposits and other assets	(145)	(23,200)
Accounts payable	10,463	311,451
Accrued expenses	142,019	25,390

Net cash used by operating activities	$(4,759,892)	$(1,212,634)

Investing activities:
Capitalized website development costs	$(100,351)	$(1,359,522)
Purchase of property and equipment	(135,437)	(26,830)
Additions to notes receivable due from related party	(372,017)	-
Additions to interest receivable due from related party	(68,266)	-

Net cash used by investing activities	$(676,071)	$(1,386,352)

Financing activities:
Proceeds from member contributions	$4,897,124	3,161,441
Proceeds from long-term debt	2,000,000	-
Repurchase of preferred interests	(25,000)	-
Change in amounts due to members	(163,386)	118,269

Net cash provided by financing activities	$6,708,738	$3,279,710

Increase in cash and cash equivalents	$1,272,775	$680,724

Cash and cash equivalents at beginning of year/period	680,724	-

Cash and cash equivalents at end of year/period	$1,953,499	$680,724

Supplemental disclosure of cash flow information:
Cash paid during year/period for interest	$-	$-
Cash paid during year/period for taxes	$1,965	$-

Supplemental disclosure of non-cash investing activities:
Notes receivable issued in connection with the sale of
software and website development	$2,260,000	$-
Capitalized software and website development costs
funded by members in lieu of cash contributions	$-	$349,255

F-6

BeautyKind LLC

Notes to Financial Statements

Note A - Organization and Nature of Operations

BeautyKind LLC (the “Company”) was formed in the state of Texas on August 6, 2014. The Company is an online retailer of prestige beauty products to consumers. The financial statements for 2015 include the results of operations of the Company for the period from August 6, 2014 (date of inception) through January 31, 2015.

Note B - Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and certificates of deposit with original maturity dates of three months or less.

Inventories

Inventories, which consist of finished goods are stated at the lower of cost or market with cost based on actual cost using the first-in, first-out method. Management evaluates the carrying value of its inventories periodically and removes the cost of inventories considered nonsalable or for any other reason. When necessary, a reserve for obsolescence is provided to reduce the cost of current inventories to management's estimate of their net realizable value based on forecasts of sales for ensuing years and other factors.

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally three years for computers, five years for furniture and fixtures and 7 years for promotional equipment. Renewals and betterments that materially extend the life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred.

Software and website development costs

The Company recognizes software and website development costs in accordance with ASC 350-40 Intangibles – Goodwill and Other – Internal-Use Software and ASC 350-50 Intangibles – Goodwill and Other – Website Development Costs. As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development of its software and website. Costs incurred post implementation in connection with upgrades and enhancements where it is deemed probable that they will provide additional functionality are also capitalized. Capitalization of such costs ceases when the project is substantially complete and ready for its intended use. Direct internal and external costs incurred in the development phase are capitalized and recognized over the estimated useful life.  Capitalized costs include amounts directly related to software and website development such as payroll and payroll-related costs for employees and contract labor who are directly associated with, and who devote time to, the software and website development project. Costs associated with repair or maintenance of the software or website are included in technology related expenses in the accompanying statement of operations.

F-7

BeautyKind LLC

Notes to Financial Statements

Note B - Significant Accounting Policies (continued)

Software and website development costs (continued)

Capitalized software and website development costs are amortized on a straight-line basis over the estimated useful life (generally three years) once the software and website or added website feature are placed into service. The Company capitalized software and website development costs of $130,351 and $1,708,777, respectively, during the year ended January 31, 2016 and during the period from August 6, 2014 (date of inception) through January 31, 2015.

Impairment of long-lived assets

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company determined that no long-lived assets were impaired at January 31, 2016 and January 31, 2015.

Revenue and cost recognition

The Company recognizes revenues from its online sales upon delivery to the customer. Provisions for discounts, returns, applicable reward point redemptions and miscellaneous claims from customers are estimated and recorded as a reduction to revenue at the time of sale. Estimates of discretionary discounts, returns and claims are based on historical rates, specific identification of outstanding claims and outstanding returns not yet received from customers and estimated discounts, returns and claims expected, but not yet finalized with customers. The Company provides free standard shipping and handling for customer orders over $50. Shipping and handling charges to customers are included in revenues. Revenues from sales at store-in-store concepts are recognized at the point of sale.

The Company offers new customer “cause” based gift certificates, coupons and e-certificates (collectively, “gift cards”) as promotional items for no consideration. The gift cards do not expire or have inactivity fees. The gift cards provide funds to the new customers that can be applied against purchases currently up to a maximum of $50 per customer. Upon redemption, revenue is recognized net of these new customer promotions and the associated cost of merchandise purchased with the gift cards is recorded as promotional expense included in selling general and administrative expenses in the accompanying statement of operations.

The Company offers a promotional rewards program which allows customers and other parties to earn points for each qualifying purchase made by a customer and any referred customers up to a maximum of 6% of qualifying purchases (before shipping costs and taxes). One reward point equals one $1 in value. The points currently expire 18 months following the date they were earned. The points earned can be used for the purchase of additional products, to pay for shipping expenses, product samples, donated to the chosen charitable organization, redeemed for cash or a combination of any of these items. The value of points earned through this program is recognized as an accrued reward liability and as cost of revenues at the time the points are earned based on the maximum potential exposure to the Company due to our limited historical reward experience. Upon redemption by the customer or expiration of the points the accrued reward liability is reduced. Revenue is recognized when the reward points are redeemed by the customer for the purchase of additional products or product samples or to pay for shipping expenses and when the points expire. Revenues from product or services sold in connection with reward redemptions are recorded net of the redeemed amount. Accordingly, total revenues from product sales, shipping charges and reward redemptions will equal the selling price of the products and services. The value of accrued reward points as of January 31, 2016 and 2015 was insignificant.

F-8

BeautyKind LLC

Notes to Financial Statements

Note B - Significant Accounting Policies (continued)

Revenue and cost recognition (continued)

The Company, at its discretion, offers its customers the opportunity to contribute a portion of proceeds from each purchase to a charity designated by the customer at the time of sale. For the period from August 6, 2014 (date of inception) through January 31, 2015 the Company offered its customers the ability to contribute 5% of the proceeds. The customer designated contributions are included in revenues at the time of sale and upon collection from the customer a liability is recorded for the contribution expense. Quarterly these amounts are remitted to BeautyKind Foundation, a related entity that is responsible for remitting the contributions to the ultimate charitable organization designated by the customer. For the year ended January 31, 2016 and the period from August 6, 2014 (date of inception) through January 31, 2015 amounts remitted to BeautyKind Foundation were insignificant.

Cost of revenues

Cost of revenues includes inventory costs as well as warehousing, shipping and handling, one-time setup charges paid to a third party fulfillment center in connection with inventory and customer orders and costs related to the Company’s rewards program.

Selling, general and administrative expenses

Selling, general and administrative expenses includes payroll, payroll related costs, contract labor, advertising and promotion costs, professional fees, depreciation and amortization and other operating expenses.

Income taxes

The Company is a limited liability company electing to be taxed as a partnership for federal income tax purposes. Accordingly, taxable income or loss is reported to the individual members for inclusion in their respective tax returns, and no provision for federal income taxes is included in the accompanying financial statements. State taxes are insignificant.

The Company accounts for any uncertain tax positions in accordance with the provisions of ASC 740 which clarifies the accounting for uncertainty in tax positions with guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements and requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest expense related to tax liabilities will be recognized in the first period that it would begin to accrue according to the relevant tax law, and will be classified as an operating expense. All of the Company’s returns since inception remain open to examination by the Internal Revenue Service and various state taxing authorities.

Stock-based compensation

The Company accounts for stock-based compensation expense associated with options, warrants and common unit awards in accordance with FASB ASC 718, Stock Compensation. Stock-based compensation expense for common units issued for services and for options and warrants for common units is determined based on the grant date fair value. The fair value is determined by the board of directors based on a variety of factors including the most recent cash sales price of the Company's common units. The Company recognizes stock-based compensation cost net of estimated forfeitures and revises the estimates in subsequent periods if actual forfeitures differ from the estimates. The Company estimates the forfeiture rate based on expected future behavior as historical data is not available. Stock-based compensation for the year ended January 31, 2016 and the period from August 6, 2014 (date of inception) through January 31, 2015 was insignificant.

F-9

BeautyKind LLC

Notes to Financial Statements

Note C - Liquidity

The accompanying financial statements have been prepared on the assumption that the Company will continue as a going concern. During the year ended January 31, 2016, the Company incurred a net loss of $4,256,446 and used cash in operations of $4,918,736. From August 6, 2014 (date of inception) through January 31, 2016, the Company has raised cumulative proceeds totaling approximately $9,100,000 though issuance of member interests and has cash on hand of $1,953,499 as of January 31, 2016. The Company is currently seeking to raise additional proceeds utilizing a Regulation A Offering Statement under the Securities Act of 1933 recently approved and qualified by the Securities and Exchange Commission (SEC). The Offering Statement seeks to raise gross additional proceeds of between $5,000,000 and $10,000,000. Upon final approval and qualification by the SEC, management of the Company intends to commence an aggressive “road show” strategy to generate excitement and interest in the offering. The Company believes it can raise additional proceeds through bridge debt financing until the completion of its equity offering. Management believes cash on hand and proceeds received from equity financing generated from the offering along with future debt issuances and cash flows from operations will be sufficient to fund operations for the next twelve months. The Company’s continued existence depends on its ability to generate increased cash flows from operations and its ability to obtain additional financing.

Failure to generate additional revenues or raise additional financing will have a material adverse effect on the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D - Property and equipment

As of January 31, 2016 and 2015, property and equipment consists of the following:

	2016	2015

Computer equipment	$11,208	$9,361
Furniture and fixtures	17,469	17,469
Promotional equipment	133,590	-
	162,267	26,830
Less accumulated depreciation	8,941	2,224

	$153,326	$24,606

Depreciation expense for the year ended January 31, 2016 and the period from August 6, 2014 (date of inception) through January 31, 2015 was $6,717 and $2,224, respectively.

Note E - Capitalized software and website development costs

Effective April 6, 2015, the Company entered into an asset purchase agreement with We-Commerce Holdings, LLC, (WEC) an entity related through common ownership whereby the Company sold all of its customer data, customer lists, technology and intellectual property (including capitalized software and website development costs) to WEC in exchange for notes receivable. At January 31, 2016, there are no capitalized software and website development costs remaining. See further discussion in Note F.

Amortization of capitalized software and website development costs for the year ended January 31, 2016 and the period from August 6, 2014 (date of inception) through January 31, 2015 was $106,652 and $126,132, respectively, and is included in selling, general and administrative expenses in the accompany statement of operations.

F-10

BeautyKind LLC

Notes to Financial Statements

Note F - Related party transactions

Sale of intellectual property and related transactions

Effective April 6, 2015, the Company entered into an asset purchase agreement with WEC whereby the Company sold all of its customer data, customer lists, technology and intellectual property (including capitalized software and website development) in exchange for a term note receivable totaling $2,260,000, which was based on a valuation performed by a third party valuation firm. Additionally, the Series A Preferred Unitholders of the Company received one Common Unit of WEC for every three Series A Preferred Units of the Company.

Following the sale of the capitalized software and capitalized website development asset the Company paid additional software and development costs on behalf of WEC in exchange for an additional revolving note receivable due from the related entity totaling $372,017 during the year ended January 31, 2016. This revolving note receivable is due on demand, bears interest at prime plus 3%, has an initial term of 5 years, is renewable at the option of the Company in 2 year increments and is secured by underlying customer data, customer lists, technology and intellectual property (including capitalized software and website development) discussed above.

Effective April 6, 2015, the Company entered into an administrative services agreement and an exclusive market agreement and non-exclusive license agreement with WEC. Under the administrative services agreement WEC will provide certain technology, administrative accounting, customer data analytics, marketing and operations services to the Company. The initial term of the agreement is twelve months and it automatically renews annually unless terminated by either party. Under the exclusive market agreement and non-exclusive license agreement the Company receives a royalty free license to all customer data, customer lists, technology and intellectual property (including capitalized software and website development) transferred to WEC in exchange for a license fee to be paid to WEC of 1% of total quarterly gross revenues of the Company if total quarterly gross revenues exceed $12,500,000. As consideration to be paid by the Company under this agreement was undeterminable, no related asset or obligation has been recorded.

The term note receivable due to the Company requires repayments to the Company from WEC’s 1% revenue share from the Company once total quarterly gross revenues of the Company exceed $12,500,000, has an initial term of 5 years, is renewable at the option of the Company in 2 year increments upon maturity, bears interest at 3.5% compounded monthly and is secured by underlying customer data, customer lists, technology and intellectual property (including capitalized software and website development) discussed above.

As of the date of this transaction the net book value of software and capitalized website development costs was $1,576,344. Due to the related party nature of this transaction, the Company recorded the excess sales price over the net book value of the capitalized software and website development of $683,656 as a capital contribution. Accordingly, $683,656 of the total note receivable was recorded as a subscription receivable and a reduction of members’ equity.

A summary of the notes receivable due from WEC is as follows at January 31, 2016:

Term note due from WEC from initial sale	$2,260,000
Revolving note due from WEC for additional software and
website development costs paid by Company during 2015	372,017
$2,632,017
Less portion of term note recorded as reduction of members' equity	683,656

$1,948,361

F-11

BeautyKind LLC

Notes to Financial Statements

Note F - Related party transactions (continued)

Amounts due from/to members

During the period from August 6, 2014 (date of inception) through January 31, 2015, Company expenses and capital expenditures totaling $1,245,474 were paid by two members of the Company in lieu of Preferred and Common Unit cash contributions and an additional Company expenses and capital expenditures totaling $228,379 were paid by the two members and were reimbursed or scheduled to be reimbursed by the Company. Amounts due from one member was $95,117 and amounts due to one member was $50,000 at January 31, 2016. Amounts due to two members totaled $118,269 at January 31, 2015.

Leases

The Company occupied office space in connection with two lease agreements. The Company pays the rent under these two lease agreements on behalf of its majority member and a related entity but is not party to the lease agreements. In addition, the Company leased an apartment used by an executive. Total rent expense associated with these leases was $95,591 and $48,695, respectively for the year ended January 31, 2016 and the period from August 6, 2014 (date of inception) through January 31, 2015.

Note G - Members’ Equity

The Company’s operating agreement established two classes of membership units it was authorized to issue including Common Units and Preferred Units. In connection with its initial financing during the period from August 6, 2014 (date of inception) through January 31, 2015, the Company issued 2,822,232 shares of Series A-1 Preferred Units in consideration for total member contributions of $4,247,459 and issued 8,611,032 Common Units in consideration for total member contributions of $861. Included in these member contributions are $1,086,879 of Preferred Unit consideration related to expenses and capital expenditures of the Company funded personally by two members in lieu of cash contributions. During the period from August 6, 2014 (date of inception) through January 31, 2015, these two members funded additional expenditures of the Company in lieu of cash contributions for Common Units totaling $158,595.

During the year ended January 31, 2016, the Company issued 3,060,703 shares of Series A-2 Preferred Units in consideration for total member contributions of $4,897,124 and repurchased 16,601 Series A-1 Preferred Units for total consideration of $25,000.

Holders of Common Units have voting rights equal to one vote for each Common Unit held and holders of Preferred Units have voting rights equal to one vote for each Common Unit into which the Preferred Units are convertible. Each Preferred Unit is convertible, at the option of the holder thereof, at any time after the date of issuance into such number of Common Units initially at the Preferred Unit issue price, subject to adjustment in accordance with the operating agreement. Preferred Units are subject to automatic conversion upon the closing of a qualified public offering or approval by majority of the Preferred Unit holders, as defined in the operating agreement. Each Preferred Unit is entitled to a liquidation preference equal to the initial purchase price of the Preferred Units. Total Preferred Unit liquidation preference at January 31, 2016 is $9,119,583.

Unless otherwise approved by the board of directors all Common Units issued after the initial closing of the Company are to be issued after the Common Units are earned for services rendered to the Company or will vest over a four year period, with 25% of the units vesting following twelve months of continued employment or service with the remaining Common Units vesting in equal monthly installments over the following thirty six months.

F-12

BeautyKind LLC

Notes to Financial Statements

Note H – Stock-based compensation

Effective September 24, 2014, in connection with a business development and advisory services agreement, the Company granted 161,032 Common Units to a vendor which vested immediately. The fair value of these services provided and units granted were determined to be insignificant.

Effective September 24, 2014, in connection with a business development and advisory services agreement, the Company granted warrants to a vendor to purchase 1,610,318 Common Units at an exercise price of $.0001 per unit. 322,063 of these warrants vested on October 15, 2014 and the remaining 1,288,525 warrants vest at a rate of 322,064 warrants for every incremental $5,000,000 of revenues the Company generates. The remaining warrants may vest sooner if the vendor meets certain additional milestones contained in the business development and advisory agreement. The fair value of the services provided and the grant date fair value of the warrants granted was determined to be insignificant. The warrants expire on July 1, 2024.

Effective January 1, 2015, in connection with a business development and advisory services agreement, the Company granted warrants to a vendor to purchase 161,032 Common Units at an exercise price of $.0001 per unit. 40,258 of these warrants vest quarterly over eight quarters following grant (5,032.25 per quarter) and the remaining 120,774 warrants vest at a rate of 40,258 warrants for every incremental $250,000 of revenues the Company generates from the vendor’s network. The fair value of the services provided and the grant date fair value of the warrants granted was determined to be insignificant. The warrants expire on January 1, 2025.

Note I - Commitments and contingencies

Litigation

From time to time, the Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of such matters when they arise will not have a material effect on the Company's financial position or results of operations.

Customer rewards liability

The Company has executed written agreements with two parties and has a general practice with all of its customers and other parties that promote the Company whereby the Company offers a promotional rewards program which allows customer and other parties to earn points for each qualifying purchase made by a customer and any referred customers up to a maximum of 6% of qualifying purchases. The points earned can be used for the purchase of additional products or product samples, to pay for shipping expenses, donated to the chosen charitable organization, redeemed for cash or a combination of these items. Total rewards earned for the year ended January 31, 2016 and the period from August 6, 2014 (date of inception) through January 31, 2015 was insignificant.

Underwriter warrants

In connection with the Regulation A Offering Statement discussed in Note C, the Company has agreed to issue the underwriter involved in the offering warrants to purchase shares of common stock in the Company in an amount equal to 5% of total shares of common stock sold at each closing. The warrants are exercisable upon qualification of the offering by the SEC, have a term of 5 years and have an exercise price of 15% above the offering price. In the opinion of management, these potential warrants if granted will not have a material effect on the Company's financial position or results of operations.

Note J - Significant risks and concentrations

The Company had balances in banks of $1,702,058 in excess of the federally insured amounts of $250,000 for each institution. These balances are before considering outstanding items.

F-13

BeautyKind LLC

Notes to Financial Statements

Note K – Long-term debt

Effective April 7, 2015, the Company entered into a secured Mezzanine loan agreement with an unrelated entity which provides maximum borrowings of $2,000,000. Interest under the loan agreement is at 10% per annum and all principal and interest is due on April 7, 2017. The loan agreement is secured by all assets of the Company and all assets of We-Commerce Holdings, LLC and is fully guaranteed by the majority member of the Company. The total outstanding under this loan agreement at January 31, 2016 was $2,000,000. Total accrued interest due under this note at January 31, 2016 was $139,178.

In connection with the issuance of the long-term debt the Company granted warrants to purchase Common Units to the lender equal to 5% of the then outstanding Common Units on a fully-diluted basis (approximately 805,000 Common Units as of date of transaction) which vested immediately. The fair value of the warrants on the date of grant were determined to be insignificant.

Note L - Subsequent events

Through a series of transactions that became effective in April 2016 the Company has changed its organizational and capital structure to facilitate the Regulation A Offering Statement with the SEC. The Company’s members approved a reverse split of all of its common and preferred member units of 3.5 to 1. Simultaneously, the Company’s members approved a merger of the Company with a newly formed entity, BeautyKind Gives, LLC and a share exchange with a newly formed entity BeautyKind Holdings, Inc. whereby the Company together with BeautyKind Gives, LLC became a wholly owned subsidiary of BeautyKind Holdings, Inc. Members of the Company exchanged their common and preferred units for an equal number of common and preferred shares in BeautyKind Holdings, Inc.

Effective April 5, 2016, 2016, the Company entered into a settlement agreement and mutual release of claims with a member and officer of the Company whereby the individual surrendered 90% all of his common membership units and 100% of his preferred membership units and resigned his employment with the Company in exchange for cash consideration from the Company of $51,513.

Subsequent events have been evaluated through May 3, 2016, which is the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

BEAUTYKIND HOLDINGS, INC.

Date: May 11, 2016	By:	/s/ John Hilburn Davis, IV
John Hilburn Davis, IV Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

s/ John Hilburn Davis, IV John Hilburn Davis, IV	Chief Executive Officer, Chief Financial Officer, and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)	May 11, 2016

/s/ Neil S. Waterman, III Neil S. Waterman, III	Director	May 11, 2016

/s/ Everett Pierce Marshall, Jr. Everett Pierce Marshall, Jr.	Director	May 11, 2016